UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Lenox Group, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
526262100
(CUSIP Number)
John L. Morgan
4200 Dahlberg Drive, Suite 100
Minneapolis, Minnesota 55422-4837
Telephone Number (763) 520-8500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
With a copy to:
Jonathan B. Levy
Lindquist & Vennum P.L.L.P.
4200 IDS Center
Minneapolis, Minnesota 55402
(612) 371-3211
September 19, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	526262100	Page	2	of	13

1	NAMES OF REPORTING PERSONS: John L. Morgan

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	MN

	7	SOLE VOTING POWER:

NUMBER OF		858,300

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		111,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		858,300

WITH	10	SHARED DISPOSITIVE POWER:

		111,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	969,300

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	526262100	Page	3	of	13

1	NAMES OF REPORTING PERSONS: Kirk A. MacKenzie

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	FL

	7	SOLE VOTING POWER:

NUMBER OF		10,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		111,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		10,000

WITH	10	SHARED DISPOSITIVE POWER:

		111,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	121,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	.86%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	526262100	Page	4	of	13

1	NAMES OF REPORTING PERSONS: Rush River Group, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	MN

	7	SOLE VOTING POWER:

NUMBER OF		111,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		111,000

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	111,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	.79%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	526262100	Page	5	of	13

1	NAMES OF REPORTING PERSONS: Jack A. Norqual

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	MN

	7	SOLE VOTING POWER:

NUMBER OF		10,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		111,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		10,000

WITH	10	SHARED DISPOSITIVE POWER:

		111,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	121,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	.86%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Page	6	of	13
Reference is hereby made to the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on July 18, 2006 (“Schedule 13D”), as amended August 16, 2006.
Pursuant to this Amendment No. 2 to Schedule 13D, Items 2, 3, 4, 5 and 7 of the Schedule 13D is hereby amended as follows:

Item 2.		Identity and Background.

This statement is being filed by John L. Morgan (“Morgan”), Kirk A. MacKenzie (“MacKenzie”), Jack A. Norqual (“Norqual”) and Rush River Group, LLC (“Rush River”). Morgan, MacKenzie, Norqual and Rush River are collectively referred to herein as the “Reporting Persons.”

The following information relates to Rush River:

	(a)	Name: Rush River Group, LLC

	(b)	State of Incorporation: Minnesota

	(c)	Principal Business: Investment limited liability company

	(d)	Principal Business and Office Address: 42000 Dahlberg Drive, Suite 100, Golden Valley, MN 55422-4837

	(e)	Information Required by Clauses (d) and (e) of Item 2 of Schedule 13(d): See below.

Pursuant to General Instruction C to Schedule 13D, Schedule I lists the name, business address and occupation of (a) each executive officer and director of Rush River, (b) each person controlling Rush River, and (c) each executive officer and director of any corporation or other person ultimately in control of Rush River. No person listed on Schedule I has been convicted in a criminal proceeding during the last five years, nor is subject, during the last five years, to a judgment, decree or final order enjoining securities laws violations. Further, each person listed on Schedule I is a citizen of the United States.

The following information relates to Morgan:

	(a)	Name: John L. Morgan

	(b)	Business Address: 4200 Dahlberg Drive, Suite 100, Golden Valley, MN 55422-4837.

	(c)	Principal Occupation: Chairman and CEO of Winmark Corporation

	(d)	Criminal Proceedings: none

	(e)	Civil Proceedings: none

	(f)	Citizenship: United States.

The following information relates to MacKenzie:

	(a)	Name: Kirk A. MacKenzie

	(b)	Business Address: 4200 Dahlberg Drive, Suite 100, Golden Valley, MN 55422-4837.

	(c)	Principal Occupation: Private investor

	(d)	Criminal Proceedings: none

	(e)	Civil Proceedings: none

	(f)	Citizenship: United States.

Page	7	of	13

The following information relates to Norqual:

	(a)	Name: Jack A. Norqual

	(b)	Business Address: 4200 Dahlberg Drive, Suite 100, Golden Valley, MN 55422-4837.

	(c)	Principal Occupation: Private investor

	(d)	Criminal Proceedings: none

	(e)	Civil Proceedings: none

	(f)	Citizenship: United States.

Item 3.		Funds.

Personal funds were used by the individuals and working capital of Rush River Group were used to purchase the shares.

Item 4.		Purpose of Transaction.

On September 20, 2006, Mr. Morgan sent a letter attached hereto as Exhibit 2 to Ms. Susan Engel at the Company.

Mr. Morgan has in the past, and expects to continue in the future, to discuss with members of the Company’s Board of Directors challenges facing the Company, and the Company’s strategies and prospects. Mr. Morgan may seek changes in the Board and management of the Company and may seek to eliminate or modify the Company’s Shareholder Rights Plan.

Messrs. Morgan, MacKenzie and Norqual and Rush River Group have purchased the shares of common stock in the Company for investment purposes. Mr. Morgan and Rush River Group have no plans at the present time with respect to the Company that would result in:

	•	Extraordinary corporate transaction;

	•	Sale or transfer of a material amount of assets;

	•	Change in the capitalization or dividend policy;

	•	Other material change in business or corporate structure;

	•	Delisting;

	•	Termination of registration; or

	•	Similar actions.

However, Messrs. Morgan, MacKenzie and Norqual and Rush River Group are continuing to review all available alternatives and may pursue any of the above courses of action at any time in the future.

Messrs. Morgan, MacKenzie and Norqual and Rush River Group may from time to time acquire additional shares of common stock (or securities exercisable for or convertible into common stock) in the open market or in privately negotiated transactions, subject to availability of common stock at prices deemed favorable, based on the Company’s business or financial condition and other factors and conditions that they deem appropriate. Alternatively, they may sell all or a portion of the common stock reported herein (and any shares they may acquire in the future) in privately negotiated transactions or in the open market. In addition, they

Page	8	of	13

may formulate other purposes, plans or proposals regarding the Company or any of its securities to the extend deemed advisable in light of general investment and trading policies, market conditions and other factors.

Item 5.	Interest in Securities of Issuer

(a) Aggregate number and percentage of class beneficially owned: As of September 19, 2006, the Reporting Persons owned the amount of Common Stock set forth below. The percentage set forth below represents the percentage of the outstanding shares of Common Stock based on 14,085,351 shares outstanding as of July 28, 2006, as reported in the Issuer’s Form 10-Q for the quarterly period ended July 1, 2006.

Reporting Person	Shares of Common Stock	Percent of Common Stock
Rush River Group	111,000	.79%
Morgan	858,300	6.1%
MacKenzie	10,000	.07%
Norqual	10,000	.07%

As of September 19, 2006, the Reporting Persons beneficially owned an aggregate 989,300 shares of Common Stock representing 7.0% of the outstanding shares of Common Stock of the Issuer based on 14,085,351 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q for period ended July 1, 2006.

(b) Voting and Dispositive Power:

The information set forth in Items 7 through 11 of the cover pages is incorporated herein by reference.

(c) Transactions within the past 60 days: Information concerning transactions in the common stock effected by the Reporting Persons in the past 60 days and not previously reported on Schedule 13D is set forth in Appendix A hereto and incorporated herein by reference. All of the transactions were open market purchases.

(d) Right to Direct the Receipt of Dividends: Not applicable.

(e) Last Date on Which Reporting Person Ceased to be a 5% Holder: Not Applicable.

Item 7.		Material to be Filed as Exhibits.

	1.	Agreement dated as of September 19, 2006 by and among the signatories of this statement on Schedule 13-D with respect to its filing.

	2.	Letter dated September 20, 2006 to Susan Engel.

Page	9	of	13
EXHIBIT INDEX

EXHIBIT NO.	DOCUMENT
1.	Agreement, dated as of September 19, 2006, by and among the signatories of this Statement with respect to its filing.

2.	Letter dated September 20, 2006 to Susan Engel.

Page	10	of	13
AGREEMENT
     This will confirm the agreement by and among all the undersigned that the Schedule 13D filed on or about this date with respect to the beneficial ownership of the undersigned of shares of Common Stock of Lenox Group, Inc. is being filed on behalf of each of the entities names below. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date: September 19, 2006

Rush River Group, LLC

	By:	/s/ John L. Morgan

	Title:	Member

	By:	/s/ John L. Morgan

John L. Morgan

	By:	/s/ Kirk A MacKenzie

Kirk A. MacKenzie

	By:	/s/ Jack A. Norqual

Jack A. Norqual

Page	11	of	13
     Signature
     After reasonable inquiry and to the best of its or his knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: September 20, 2006

Name	/s/ John L. Morgan

John L. Morgan

Rush River Group, LLC

By:	/s/ John L. Morgan

Title:	Member

Name	/s/ Kirk A. MacKenzie

Kirk A. MacKenzie

Name	/s/Jack A. Norqual

Jack A. Norqual

Page	12	of	13
SCHEDULE I

RUSH RIVER GROUP, LLC MEMBERS
Name	Business Address	Principal Occupation
John L. Morgan	4200 Dahlberg Drive, Suite 100	Chairman and Chief Executive
	Minneapolis, MN 55422-4837	Officer of Winmark
Corporation

Jack A. Norqual	10400 Viking Drive, Suite 160	Private Investor
Eden Prairie, MN 55344

Kirk A. MacKenzie	4200 Dahlberg Drive, Suite 100	Vice Chairman of Winmark
	Minneapolis, MN 55422-4837	Corporation, Private Investor

INTEREST IN COMMON STOCK OF LENOX GROUP, INC.
OF MEMBERS OF RUSH RIVER GROUP, LLC

Name	Number of Shares of Common Stock[1]	Percent[2]
John L. Morgan	858,300	6.1%
Jack A. Norqual	10,000	.07%
Kirk A. MacKenzie	10,000	.07%

1	Each shareholder exercises sole voting and dispositive power over the shares noted and no shareholder has any rights to acquire additional securities within 60 days of the filing of this Schedule 13D.

2	Based on 14,085,351 shares of the Issuer’s Common Stock outstanding as of July 28, 2006, as reported on the Issuer’s Form 10Q for the period ended July 1, 2006.

Page	13	of	13
APPENDIX A
Transactions by the Reporting Persons in Lenox Group, Inc. during the past 60 days and not previously reported:

		Number of Shares
Reporting Person	Date	Purchased	Price Per Share
Morgan	8/31/06	1,000	5.670
	8/31/06	1,000	5.680
	8/31/06	1,000	5.730
	8/31/06	1,000	5.690
	9/5/06	6,000	6.000
	9/15/06	1,300	6.390
	9/19/06	2,000	6.350

MacKenzie	8/15/06	10,000	5.634

Norqual	8/21/06	10,000	6.000

Rush River	9/1/06	1,000	5.800
	9/5/06	10,000	5.960
	9/7/06	4,700	6.120
	9/8/06	5,300	6.120
	9/12/06	15,000	6.2995
	9/12/06	10,000	6.200
	9/13/06	10,000	6.350
	9/13/06	10,000	6.3399
	9/15/06	25,000	6.380
	9/19/06	10,000	6.350
	9/19/06	10,000	6.35

September 20, 2006
Ms. Susan E. Engel
Chairwoman and Chief Executive Officer
The Lenox Group, Inc.
6436 City West Parkway
Eden Prairie, MN 55344
Dear Susan,
When your board offered me a directorship on September 18, 2006, we discussed the reasons that made it unacceptable. At that time, I reiterated that I could best serve the shareholders of Lenox Group by assuming a leadership role on the Board of Directors and playing an active role in formulating and guiding the strategic direction of the Company. Furthermore, I expressed my intention to not make changes in the management or Board of Directors. My views were based on information I had at that time.
The Board’s rejection of my offer to help the Company create a successful strategy has given me a different perspective. I now feel that the Board has decided to pursue a course of action that is not in the best interests of the shareholders and is a continuation of the strategies that have failed to create value over the past ten years.
The management team and Board of Directors continue to behave like the Company is a large, successful Company that has margin for making more mistakes. I do not agree. My offer to assist the Company in changing its strategy to benefit shareholders has been rejected although I proposed to work with the existing management and Board of Directors. You have made your position clear and I hope this letter will do the same for me and other likeminded shareholders.
Very truly yours,
/s/ John L. Morgan
John L. Morgan